Exhibit 99.3

17652 Itamar Medical VIF Proof 3

Special and 2021 Annual General Meeting of Shareholders of Itamar Medical Ltd.

Date: November 16, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

1. To approve the acquisition of the Company by ZOLL Medical Corporation ("Parent"), including the approval of: (i) the Agreement and Plan of Merger, dated September 13, 2021 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent, Zeus Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Parent ("Merger Sub") and, solely for the limited purposes set forth therein, Asahi Kasei Corporation ("Guarantor"); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the "ICL"), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the "Merger"); (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each Ordinary Share, including with respect to the Ordinary Shares underlying the Company's American Depositary Shares, each representing 30 Ordinary Shares ("ADSs"), owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company's directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding restricted stock unit (including those granted to the Company's directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the "Merger Proposal"). — ☐ For ☐ Against ☐ Abstain

   1A. Please confirm that you ARE NOT a "Parent Affiliate" by checking the "YES" box. If you cannot confirm that you are not a Parent Affiliate, check the "NO" box. As described under the heading "Required Vote" in Item 1 of the Proxy Statement, a "Parent Affiliate" generally means that you are Merger Sub, Parent or any person or entity holding at least 25% of the "means of control" (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates. THIS ITEM MUST BE COMPLETED. See also Important Instruction below. — ☐ Yes ☐ No

   THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

   YES *– I am not a "Parent Affiliate"*

   NO *– I am a "Parent Affiliate"*

2. To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting. — ☐ For ☐ Against ☐ Abstain

3. To elect six directors.
   - ○ **FOR ALL NOMINEES**
   - ○ **AGAINST ALL NOMINEES**
   - ○ **FOR ALL EXCEPT** (See instructions below)

   NOMINEES:
   - ○ Giora Yaron
   - ○ Ilan Biran
   - ○ Christopher M. Cleary
   - ○ Scott P. Serota
   - ○ Brad Fluegel
   - ○ Marga Ortigas-Wedekind

INSTRUCTIONS: To vote against any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to object, as shown here: (X)

4. To approve amendments to the Company's compensation policy governing the compensation of the Company's office holders. — ☐ For ☐ Against ☐ Abstain

   4A. Please confirm that you ARE NOT a "controlling shareholder" and DO NOT have a "personal interest" in Proposal 4 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in Item 4 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below. — ☐ Yes ☐ No

   THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

   YES *– I am not a "controlling shareholder" and do not have a "personal interest".*

   NO *– I am a "controlling shareholder" or do have a "personal interest".*

5. To approve a modification to the base compensation of the Company's President and Chief Executive Officer. — ☐ For ☐ Against ☐ Abstain

   5A. Please confirm that you ARE NOT a "controlling shareholder" and DO NOT have a "personal interest" in Proposal 5 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in Item 5 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below. — ☐ Yes ☐ No

   THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

   YES *– I am not a "controlling shareholder" and do not have a "personal interest".*

   NO *– I am a "controlling shareholder" or do have a "personal interest".*

6. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company's independent auditor, and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services. — ☐ For ☐ Against ☐ Abstain

IMPORTANT INSTRUCTION:

If you do not mark a box in Items 1A, 4A, or 5A, your vote will not be counted towards or against the majority required for the approval of Proposal 1, 4, or 5, respectively. If you are unable to make the aforesaid confirmations for any reason or have questions about whether you are a Parent Affiliate (for purposes of Proposal 1) or have a personal interest or are a controlling shareholder (for purposes of Proposals 4 or 5), please contact the Company's General Counsel and Company Secretary at telephone number: +972-4-6177000 or email Prox@itamar-medical.com or, if you hold your ADSs in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel and Company Secretary on your behalf.

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special and 2021 Annual General Meeting of Shareholders of Itamar Medical Ltd. to be Held on November 16, 2021 for Holders as of October 17, 2021

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.S.T. on November 12, 2021

For additional information, please visit:
itamar-medical.com

PROXY TABULATOR FOR

ITAMAR MEDICAL
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2021 Mediant Communications Inc. All Rights Reserved

17652 Itamar Medical VIF.indd 1 10/12/2021 2:31:44 PM

Itamar Medical Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on November 12, 2021) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Itamar Medical Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business on October 17, 2021, at the Annual General Meeting of Shareholders of Itamar Medical Ltd., to be held on November 16, 2021 at 1:00 p.m. (Israel time), at the offices of the Company, 5 Tarshish Street, Caesarea 309821, Israel, (or, if applicable, any virtual meeting in lieu thereof) and at any adjournment or postponement thereof, in respect to the resolutions specified on the reverse side. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSALS 1-6 NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. 2. Please sign exactly as your name or names appear on this proxy. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please signed in partnership name by authorized person. IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 1, PROPOSAL 4 AND PROPOSAL 5 UNLESS THE UNDERSIGNED MAKES THE REQUIRED CONFIRMATION BY CHECKING THE APPLICABLE BOX IN ITEM 1A, ITEM 4A AND ITEM 5A, RESPECTIVELY, ON THE REVERSE SIDE.(Continued and to be marked, dated and signed, on the reverse side)